April 13, 2005

      Mail Stop 0409

Mr. Graham Alexander
Rancho Santa Monica Developments Inc.
3104 Sunnyhurst Road
North Vancouver, British Columbia
Canada V7K 2G3


Re:	Rancho Santa Monica Developments Inc.
      Amendment No. 1 to Form SB-2
      File No. 333-122375

Dear Mr. Alexander:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please continue to monitor the updating requirements of Item
310(g) of Regulation S-B.








Risk Factors, page 6

We have yet to attain profitable operations and because we will need additional financing to fund the development of our property, our accountants believe there is substantial doubt about our ability to continue as a going concern, page 6

2. Please disclose the amount of money you will need to spend in order to completely develop your property, complete this offering and have your property able to be rented out and generate revenues.

We do not carry comprehensive liability insurance. As a result, should an uninsured loss occur, we could lose our capital invested in the Solidaridad property, as well as the anticipated future revenues from such property, page 9

3. We refer to the final sentence in your discussion of this risk factor. Please revise to disclose the estimated cost of obtaining comprehensive insurance coverage for your property and how you intend to pay this cost. Alternatively, as written, your disclosure serves to mitigate the risk you are presenting and is not appropriate. Please revise.

Our Adoption of Stock Based Benefit Plans and Future Equity Financings May Dilute Your
Ownership Interests, page 11
4. We note your response to our Comment 10. The narrative portion of this risk factor fails to discuss the risk that the adoption of your stock based benefit plans and future equity financings may dilute ownership interests. Please revise this risk factor so that the narrative reflects the risk noted in the title of this section.

Description of Business, page 21
In General, page 21
5. We note your response to our Comment 25 did not discuss your construction costs to date. Please revise to state the amount of your construction costs to date. If you have not incurred any construction costs, please note as much.
6. On page 22, you state that you "will be required to expend an additional $10,000 to complete construction of the cabanas, reception area, sewer system and water facilities."  However, in this
section
you state that you will "be required to expend an additional
$15,000
to complete the development of [your] property." Please advise us as to the reason for the discrepancy or revise as necessary.



7. We note your response to our Comment 26 did not discuss what percentage of the construction remains on the apartment units and the estimated time of completion. Please revise to state what percentage of the construction remains on the apartment units and the estimated time of completion.
8. Please provide more disclosure regarding the property that you own. For example, please describe the amenities that will be provided to renters, the size of the cabanas, how many people the cabanas sleep, etc. In addition, please describe what the reception area will consist of.

Acquisition of Solidaridad Property, page 22
9. On page 21, you state that your property development is 80% complete. In this section, you note that prior to entering into the purchase agreement on November 29, 2004 Ms. Galan-Rios completed
80%
of the cabanas, reception area, sewer system and water facilities. Please revise to explain why no additional work has been completed on the Solidaridad Property since prior to November 29, 2004.
10. We refer to the third bullet point under this heading that indicates that the nine apartment buildings which are being constructed are intended to be sold or leased to potential tenants.
Please expand your disclosure to discuss what recourse, if any, you have if the apartments are sold, rather than rented. In other words, please discuss whether the management, maintenance and septic and water services are dependent upon the apartments being rented or whether you would receive the same fees if the apartments are sold.
11. Please disclose, if true, that you will have to employ third parties to conduct the management, maintenance and water and septic services that you are committed to provide to the apartment units. Please discuss the costs associated with providing these services through third parties. To the extent you have entered into any agreements with these third parties, please file such agreements as material exhibits to the registration statement.

Revenue, page 22
12. We note your response to our Comment 34. Please supplementally provide further detail on the survey that was conducted by management. This detail should include, but should not be limited to, your sample size for the survey and the type of businesses surveyed. To the extent the survey conducted was informal, please tell us why you believe that this is a sufficient basis to support the projected occupancy and rental rates included in the table. Please see Item 10 of Regulation S-B.



13. If you choose to present a tabular presentation of your projected revenue streams, please also include a tabular presentation of the expenses you will incur in connection with generating these revenues.
For example, a portion of the fees you will generate from providing services to the apartment units will immediately be used to pay for a third party to conduct these activities.

Competition, page 24
14. We note your response to our Comment 37 did not discuss your methods of competition. Please revise to state your methods of competition. Refer to item 101(B)(4).
Plan of Operation
15. Please disclose what type(s) of marketing efforts you intend to pursue in order to advertise your property, when completed. In connection with this, please disclose the estimated costs of conducting a marketing campaign.
Investment Policies, page 28
16. We note your response to our Comment 46. You state that because you do not own legal title to the Solidaridad property you "are restricted in [your] ability to place a mortgage on the property." Please revise this section to discuss whether your By-Laws, Articles of Incorporation or any other documents restrict your ability to place mortgages on the property you currently own or others that you may purchase in the future.

Financial Statements

Statement of Cash Flows
17. Your statement of cash flows indicates that cash paid for property during the period totaled $30,000. However footnote 3 to the financial statements indicates that total cash payments made through November 30, 2004 were $25,669. Please explain the difference or revise your statements accordingly.

2. Significant Accounting Policies

h) Foreign Currency Translation
18. We have considered your response to our prior comment 52 and the related revisions to your financial statements. Revise your footnote to provide a discussion of the manner in which the Company accounts for foreign currency translation adjustments and net gains and losses resulting from foreign exchange transactions. Refer to SFAS 52.




Legal Opinion
19. We note your consent to use the legal opinion is dated as of January 25, 2005, prior to the revisions to the opinion requested by our last comment letter. Please file a new consent with your next amendment.

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz, Accountant, at (202) 824-
5356
or Jorge Bonilla, Senior Accountant, at (202) 942-1993 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 942-
2811 or the undersigned at (202) 942-1971 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel

cc:	Stephen O`Neil, Esq. (via facsimile)

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Rancho Santa Monica Developments Inc.
Page 1